SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 2)*

Under the Securities Exchange Act of 1934

Akamai Technologies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

00971T101
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00971T101	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,374,073 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,374,073 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,374,073 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

(1) Includes 318,073 shares of Common Stock underlying Physical Derivative Agreements.

CUSIP No. 00971T101	Schedule 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,919,898 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,919,898 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,919,898 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

(1) Includes 675,898 shares of Common Stock underlying Physical Derivative Agreements.

CUSIP No. 00971T101	Schedule 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,919,898 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,919,898 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,919,898 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

(1) Includes 675,898 shares of Common Stock underlying Physical Derivative Agreements.

CUSIP No. 00971T101	Schedule 13D/A	Page 5 of 7 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2017 (the “Original Schedule 13D)”, as amended by Amendment No. 1 filed with the SEC on March 9, 2018 (“Amendment No. 1”, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Akamai Technologies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5 and 6 as set forth below. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety by the following:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $60,104,151. The aggregate purchase price of the Physical Derivative Agreements owned by Elliott is approximately $18,226,658.
Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $127,721,329. The aggregate purchase price of Physical Derivative Agreements owned by Elliott International is approximately $38,731,245.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are pleased with the operational, financial, governance and strategic progress achieved at the Issuer over the past year. This includes the Issuer’s re-acceleration of revenue growth, accelerated return of capital, significant improvement in profitability, Board enhancements and the formation of an Operating Committee. With the Issuer’s share price appreciating meaningfully from the Reporting Persons’ cost basis, the Reporting Persons have reduced their position in the Issuer but remain one of the Issuer’s largest shareholders.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a)       As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 2.6% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 164,000,000 shares of Common Stock outstanding, which is the approximate number of shares of Common Stock outstanding as of September 30, 2018, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on October 29, 2018.

As of the date hereof, Elliott beneficially owned 1,374,073 shares of Common Stock (including 318,073 shares of Common Stock underlying Physical Derivative Agreements that Elliott may be deemed to beneficially own upon satisfaction of certain conditions), constituting 0.8% of the shares of Common Stock outstanding.

CUSIP No. 00971T101	Schedule 13D/A	Page 6 of 7 Pages

As of the date hereof, Elliott International beneficially owned 2,919,898 shares of Common Stock, including (675,898 shares of Common Stock underlying Physical Derivative Agreements that Elliott International may be deemed to beneficially own upon satisfaction of certain conditions), constituting 1.8% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 2,919,898 shares of Common Stock beneficially owned by Elliott International, constituting 1.8% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 4,293,971 shares of Common Stock, constituting approximately 2.6% of the shares of Common Stock outstanding.

(b)       Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of the Schedule 13D and is expressly incorporated by reference herein.

(c) The transactions in the Common Stock effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e) October 31, 2018.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Elliott and Elliott International have entered into notional principal amount derivative agreements in the form of physically settled swaps (the “Physical Derivative Agreements”) with respect to 318,073 and 675,898 shares of Common Stock of the Issuer, respectively, that the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions. Collectively, the Physical Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 0.8% of the shares of Common Stock. The counterparties to the Physical Derivative Agreements are unaffiliated third party financial institutions.

On December 15, 2017, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 to the Original Schedule 13D and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

CUSIP No. 00971T101	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 2, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

SCHEDULE 1

Transactions of the Reporting Persons in the Common Stock Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

10/22/2018	Common Stock	37,436	65.1434
10/19/2018	Common Stock	84,470	64.4999
10/18/2018	Common Stock	49,370	64.8440
10/17/2018	Common Stock	16,000	65.1761
10/16/2018	Common Stock	16,000	64.9212
10/15/2018	Common Stock	8,000	62.5561
10/12/2018	Common Stock	16,000	62.6356
10/11/2018	Common Stock	11,200	62.3920
10/10/2018	Common Stock	8,000	64.5401
10/10/2018	Common Stock	8,000	63.2247
10/09/2018	Common Stock	12,000	64.8972
10/08/2018	Common Stock	16,655	65.5695
10/05/2018	Common Stock	17,669	66.1053
10/04/2018	Common Stock	42,439	66.4388
10/04/2018	Common Stock	40,000	67.2639
10/03/2018	Common Stock	32,761	69.9354

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

10/22/2018	Common Stock	79,550	65.1434
10/19/2018	Common Stock	179,499	64.4999
10/18/2018	Common Stock	104,911	64.8440
10/17/2018	Common Stock	34,000	65.1761
10/16/2018	Common Stock	34,000	64.9212
10/15/2018	Common Stock	17,000	62.5561
10/12/2018	Common Stock	34,000	62.6356
10/11/2018	Common Stock	23,800	62.3920
10/10/2018	Common Stock	17,000	63.2247
10/10/2018	Common Stock	17,000	64.5401
10/09/2018	Common Stock	25,500	64.8972
10/08/2018	Common Stock	35,392	65.5695
10/05/2018	Common Stock	37,548	66.1053
10/04/2018	Common Stock	85,000	67.2639
10/04/2018	Common Stock	90,184	66.4388
10/03/2018	Common Stock	69,616	69.9354